Proxy Results - MuniYield New York Insured Fund II, Inc.
Meeting Date: 12/15/2000
2nd Meeting Date: 01/20/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	13,334,444.000	26,668,886.000	13,334,444.000	13,598,032.748	472,067.173	626,538.162	50.99%	1.77%	2.35%	263,588.748		92.52%	3.21%	4.26%

Proposal 1 - Preferred	3,481.000	6,960.000	3,481.000	6,647.000	93.000	220.000	95.50%	1.34%	3.16%	3,166.000	Brackenridge	95.50%	1.34%	3.16%

Last Updated on 08/08/2000
By Win95 User